UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58

BOARD OF TRADE (NIRE) NO. 33 300 26253-9

EXCERPT OF ITEM 8 FROM THE MINUTES OF THE 342nd GENERAL MEETING OF THE BOARD OF

DIRECTORS, HELD ON FEBRUARY 4, 2010.

As secretary of the meeting of the Board of Directors, held on this day, I CERTIFY that Item 8 of the Agenda – “Corporate Act: Resignation of the Statutory Officer (Paulo Altmayer Gonçalves) and election of his substitute (Maxim Medvedovsky),” of the minutes of the 342nd meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL”), held on February 4, 2010, at 9:30 a.m. in the meeting room of the Board of Directors of the company, located at Praia de Botafogo No.300 – 11th Floor, Room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“As to Item 8, the resignation of Paulo Altmayer Gonçalves as Officer, without specific designation, was recorded, and the appointment of Maxim Medvedovsky, described below, was unanimously approved to join the Company’s Executive Board until the end of the term of office. The Board of Directors recorded the Company’s Executive Board as of this day, which is comprised of the following officers: (a) Chief Executive Officer: LUIZ EDUARDO FALCO PIRES CORRÊA, Brazilian, married, engineer, bearer of the identity card (RG) No. 6056736, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 052.425.988-75, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (b) Executive Officer, without specific designation, and Investor Relations Officer: ALEX WALDEMAR ZORNIG, Brazilian, married, business administrator, bearer of the identity card (RG) No. 9415053, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 919.584.158-04, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (c) Executive Officer, without specific designation, JULIO CESAR PINTO, Brazilian, separated, accountant, bearer of the identity card (RG) No. 24.027-5, issued by CRC/RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 205.088.327-72, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (d) Executive Officer, without specific designation: FRANCISCO AURÉLIO SAMPAIO SANTIAGO, Brazilian, married, engineer, bearer of the identity card (RG) No. 244543, issued by SSP/SE, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 145.053.631-04, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; and (e) Executive Officer without specific designation: MAXIM MEDVEDOVSKY, Brazilian, married, engineer, bearer of the identity card (RG) No. 101915858, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 016.750.537-82, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; all for terms of office effective until the first meeting of the Board of Directors following the General Shareholders’ Meeting to be held in 2010.”

A majority of the members of the Board of Directors were in attendance, and the following signed the minutes: (/s/) José Mauro M. Carneiro da Cunha - President, Otávio Marques de Azevedo, Joaquim Dias de Castro (alternate), João José de A. Pereira Pavel (alternate), Fernando Magalhães Portella, Alexandre Jereissati Legey and Fábio de Oliveira Moser. Rio de Janeiro, February 4, 2010.

José Augusto da Gama Figueira

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S/A.

Excerpt of Item 8 from the Minutes of the 342nd General Meeting of the Board of Directors,

Held on February 4, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer